UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 8-69122

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coit Capital Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

238 Francisco Street
(No. and Street)

San Francisco	California	94133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen Nasser 650-208-2965
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH 7 Co LLP
(Name – *if individual, state last, first, middle name*)

C-7/227, Sector-7	Rohini, Delhi	India	110085
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ~~Stpehen Nasser~~ STEPHEN NASSER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coit Capital Securities LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Stephen R. Nasser
Signature

President
Title

Notary Public * PLEASE SEE ATTACHED

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2021, by Stephen Nasser ______________________________,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JACQUELINE TSANG
Notary Public - California
San Francisco County
Commission # 2300402
My Comm. Expires Aug 5, 2023

(Seal) Signature ______________________

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Coit Capital Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coit Capital Securities, LLC (the "Company") as of December 31, 2020 and the related statements of income, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information related to Possession or Control Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co. LLP

AJSH & Co LLP

We have served as the Company's Auditor since 2018.

New Delhi, India
March 01, 2021

COIT CAPITAL SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2020

COIT CAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION[1]
As of December 31, 2020.

ASSETS	
Cash	$ 207,206
Prepaid Expenses	2,552
TOTAL ASSETS	**$ 209,758**
LIABILITIES AND EQUITY	
Liabilities	
Accounts Payable	$ 56,903
Total Liabilities	**$ 56,903**
Equity	**$ 152,855**
TOTAL LIABILITIES AND EQUITY	**$ 209,758**

[1] The accompanying notes are an integral part of the financial statements.

COIT CAPITAL SECURITIES, LLC
STATEMENT OF OPERATIONS[2]
For the year ended December 31, 2020.

Income		
Other Income		10,000
Total Income	$	**10,000**
Expenses		
Business and other Expenses		31,060
Legal and Professional Fees		13,440
Regulatory		7,539
Compliance Fees		3,474
Taxes & Licenses		800
Total Expenses	$	**56,313**
Net Operating Income	$	**(46,313)**
Interest Earned		77
Net Income	$	**(46,236)**

[2] The accompanying notes are an integral part of the financial statements.

COIT CAPITAL SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY[3]
For the year ended December 31, 2020.

		MEMBER'S EQUITY
BALANCE, JANUARY 1, 2020	$	272,112
Contributions		-
Distributions		(73,021)
Net Income		(46,236)
BALANCE, DECEMBER 31, 2020	**$**	**152,855**

[3] The accompanying notes are an integral part of the financial statements.

COIT CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS[4]

For the year ended December 31, 2020.

CASH FLOW FROM OPERATING ACTIVITIES		
Net Income	$	(46,236)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Increase in Prepaid Expenses		(761)
Decrease in Unearned Revenue		(10,000)
Increase in Accounts Payable (A/P)		24,351
Net cash provided by operating activities		**(32,646)**
CASH FLOW FROM FINANCING ACTIVITIES		
Member Contributions		-
Member Distributions		(73,021)
Net cash used by financing activities		**(73,021)**
Net cash decrease for the year		**(105,667)**
CASH AT BEGINNING OF THE YEAR		312,873
CASH AT END OF THE YEAR	**$**	**207,206**

[4] The accompanying notes are an integral part of the financial statements.

1. ORGANIZATION AND BUSINESS

Coit Capital Securities, LLC, a California single member limited liability company (the "Company") is a registered securities broker-dealer. The Company does not claim an exemption under Paragraph (k) of SEC Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not hold or carry customer funds or securities. The Company operates pursuant to brokerage service agreements for underwriting predominantly for commercial mortgage-backed securities, residential mortgage-backed securities, asset-backed securities, and esoteric assets. The Company was formed March 28, 2012 and received FINRA approval to commence operations on July 16, 2013.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:

The accompanying financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the

amounts of assets and liabilities, revenues and expenses and changes therein and disclosures of contingent assets and liabilities and accompanying notes. It is reasonably possible that the Company's estimates may change in the near term.

Revenue Recognition:

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

The Company generally recognizes fee revenue relating to the underwriting commitment when all significant items relating to the underwriting cycle have been completed and the amount of the underwriting revenue has been determined. Unearned revenue is recorded as a liability until the revenue recognition criteria have been met.

Income Taxes:

The Company is a limited liability company and is treated as a partnership for United States tax purposes, and as such, is not subject to federal or state income taxes; instead, each member is individually liable for income taxes, if any, on its share of the Company's net taxable income.

The Company follows the U.S. Generally Accepted Accounting Principles ("U.S. GAAP") accounting standard regarding accounting for uncertain tax positions. This accounting standard provides detailed guidance for financial statement recognition, measurement, and disclosure of uncertain tax positions recognized in the Company's financial statements. The standard requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position

will not be sustained upon examination. The Company has reviewed its tax positions for all open years and believes that it has appropriate support for the tax positions taken. Therefore, no liability has been required.

Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company however, files income tax returns in the United States Federal and State of California jurisdictions. All years are subject to California state tax examinations and all years after 2014 are subject to Federal tax examinations.

Concentration of Credit Risk:

The Company maintains its cash in a bank deposit account which, at times, may exceed federal insured limits. The Company has not experienced any losses in this account, and management believes it is not exposed to any significant credit risk related to cash.

Recent Accounting Pronouncements:

ASU 2016-12 Revenue from Contracts with Customers

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31,

2019. ASC Topic 606 had no material impact on the Company's financial statements.

There were no other new accounting pronouncements during the year ended December 31, 2020 that we believe would have a material impact on our financial position or results of operations.

3. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. On December 31, 2020, the Company had net capital of approximately $150,303 and net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.3786 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

4. RELATED PARTY TRANSACTIONS

As of December 31, 2020, the Company is liable to pay an amount of $53,518 to its registered representatives which includes commissions of $50,000 and reimbursement expense of $3,518.

During the year, the Company has paid $2,114, a health insurance premium for its related party.

5. LEGAL PROCEEDINGS

The Company is involved in one lawsuit in the Delaware Superior Court, Complex Commercial Litigation Division (the "Superior Court") captioned, Coit Capital Securities, LLC v. Turbine Asset Holdings, LLC, et al., C.A. No. N17C05-020 PRW [CCLD] (the "Action"). In the Action, the Company asserts the following claims: (i) breach of contract and breach of the

implied contractual covenant of good faith and fair dealing against Turbine Asset Holdings, LLC ("TAH") and Turbine Inventory Holdings CC3, LLC ("TIH3"), (ii) tortious interference with contract and prospective business relations against Credit Suisse Asset Management, LLC and Credit Suisse Securitized Products Fund L.P. (together, "Credit Suisse"), (iii) civil conspiracy against TAH, Credit Suisse, and Wilmington Savings Fund Society, FSB, d/b/a Christiana Trust ("Christiana Trust"). Coit Capital previously asserted claims against United Technology Corporation, Pratt & Whitney Division, which the Superior court dismissed with prejudice. TAH and TIH3 asserted counterclaims against the Company for defamation and declaratory relief which the Superior Court dismissed with prejudice during 2019. TAH and TIH3 previously asserted counterclaims against Coit Capital for defamation and declaratory relief. The Superior Court dismissed both counterclaims. Christiana Trust claimed that Coit Capital's pursuit of a civil conspiracy claim against it constituted bad faith but has not asserted a bad faith litigation claim against Coit Capital or sought any related remedy.

On July 17, 2020, the Superior Court granted motions for summary judgment by Credit Suisse and Christiana Trust and dismissed Coit Capital's claims against them. The Superior Court also granted TAH's motion for summary judgment, in part, and dismissed Coit Capital's civil conspiracy claim against TAH. The Superior Court denied TAH and TIH3's motion for summary judgment on the breach of contract and breach of the implied contractual covenant of good faith and fair dealing claims.

The Company has entered into settlement discussions with the defendants in the litigation but as of December 31, 2020 a settlement agreement was not reached.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2021, the date which the financial statements were issued.

SUPPLEMENTARY INFORMATION

COIT CAPITAL SECURITIES, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL REQUIREMENTS FOR BROKER DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

As of December 31, 2020.

COMPUTATION OF NET CAPITAL

Total members' equity from the Statement of Financial Condition	$	152,855
Less nonallowable assets:		
Prepaid expenses		2,552
Net capital before haircuts on securities positions		150,303
Haircuts on securities		-
Net Capital	$	150,303

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Account payable	$	56,903
Total aggregate indebtedness	$	56,903

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$	3,794
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above two amounts)	$	5,000
Net capital in excess of min. required	$	145,303
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital required	$	144,303
Ratio: Aggregate indebtedness to net capital		0.3786 o 1
Percentage of aggregate indebtedness to net capital		37.86%

There were no material differences in net capital between the Company's FOCUS IIA and the Report Pursuant to SEC Rule 17a-5(d).

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Year Ended December 31, 2020

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3.

The Company is a Non-Covered firm that relies on Footnote 74 of the SEC Release No. 34-70073; in so much as:

- The firm did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act rule 15c2-4.
- The firm did not carry accounts of or for customers, and
- The firm does not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3.

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Coit Capital Securities, LLC

We have reviewed management's statements, included in the accompanying Coit Capital Securities, LLC's Exemption Report, in which (1) Coit Capital Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company did not claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co. LLP

AJSH & Co LLP

New Delhi, India
March 01, 2021

COIT
CAPITAL

March 01, 2021

To Auditors,
AJSH & Co LLP
C-7/227, Sector-7,
Rohini, Delhi – 110085
India

We are providing this letter in connection with your audit of the financial statements of Coit Capital Securities, LLC (the "Company") for the year ended on December 31, 2020 for the purpose of expressing an opinion as to whether financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to those matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would have been changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of your report, the following representations made to you during your audit:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America, and include all disclosures necessary for such fair presentation and disclosures otherwise required to be included therein by the laws and regulations to which the Company is subjected.

2. We have made available to you all:

   We have made available to you all financial records and related data. Since, it's a single member LLC, no summaries of actions were drafted or meetings were held during the year.

3. The accounting policies, which are material or critical in determining the results of operations for the twelve months period or the financial position are set out in the financial statements and are consistent with those adopted in the financial statements for the previous year except as disclosed in the financial statements. The said accounting policies are in accordance with the generally accepted accounting principles in the United States of America.

4. There have been no communications from regulatory agencies concerning non-compliance with or deficiencies in financial reporting practices.

5. There are no material transactions, agreements or accounts that have not been properly recorded in the accounting records underlying the financial statements.

6. There are no significant deficiencies, including material weaknesses, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company's ability to record, process, summarize and report the financial statements.

7. We acknowledge our responsibility for the design and implementation of programs and controls to provide reasonable assurance that fraud is prevented and detected.

8. We have no knowledge of any fraud or suspected fraud affecting the Company involving:

   a. Management,

   b. Employees who have significant roles in internal control over financial reporting, or

   c. Others where the fraud could have a material effect on the financial statements.

9. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers or others.

(As to items 7, 8 and 9, we understand the term "fraud" to mean those matters described in Statement on Auditing Standards No. 99.)

10. There have been no violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency, except for the ones already disclosed/ accounted for in the financial statements.

11. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

    The following have been properly recorded or disclosed in the financial statements

    a. Related-party transactions, including revenue, expenses, loans, transfers, leasing arrangements, guarantees and amounts receivable from or payable to related parties. (We understand the term "related party" to include those entities described in Statement on Auditing Standards No. 45, foot note 1.)

    b. Guarantees, whether written or oral, under which the Company is contingently liable.

    c. Significant estimates and material concentrations known to management that is required to be disclosed in accordance with the AICPA's Statement of Position 94-6, *Disclosure of Certain Significant Risks and Uncertainties*. (Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.)

d. The Company considers the applicability and impact of all ASUs. Newly issued ASUs are expected to have no impact on the Company's financial position and results of operations because either the ASU is not applicable or the impact is expected to be immaterial.

e. Arrangements with financial institutions, exchanges and clearing houses involving compensating balance arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

f. The following information about financial instruments with off-balance-sheet risk and financial instruments [including receivables] with concentrations of credit risk:

(1) The extent, nature, and terms of financial instruments with off-balance-sheet risk.
(2) The amount of credit risk of financial instruments with off-balance-sheet risk and Information about the collateral supporting such financial instruments.
(3) Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

12. The Company has no customers' debit balances, brokers' debit balances and other accounts receivable. In our opinion, no adequate reserve is required.

13. No provisions were required to be made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

14. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
b. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

15. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of non-compliance.

16. In addition, the Company at December 31, 2020, had-

a. No securities exchange memberships on the books.

b. No participation in joint accounts carried by others.

c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

d. No open contractual commitments other than those appearing on the memo books and records.

e. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

17. The Company has no foreign and domestic operating affiliates of the Company which are subject to local securities and capital adequacy requirements were in compliance with such regulations and requirements at December 31, 2020 and for the years then ended.

18. The Company has no fixed assets.

19. The Company has no inventories to be recorded in the financial statements.

20. All liabilities of the Company of which we are aware are included in the financial statements at the balance sheet dates. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Financial Accounting Standards Board (FASB) Statement No. 5, *Accounting for Contingencies* and no unasserted claims or assessments that our legal counsel has advised us are probable of assertion and required to be disclosed in accordance with that Statement, other than those already disclosed in the financial statements.

21. There were no misstatements that were accumulated during the audit and that have not been corrected in financial statements by the management considering it immateriality to the financial statements by of the Company.

22. The Company has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their related supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or material general ledger suspense account items that should have been adjusted or reclassified to another account balance. There were no material general ledger suspense account items written off to a balance sheet account, which should have been written off to an income statement account and vice versa.

GENERAL

23. The financial statements disclose all of the matters of which we are aware that are relevant to the Company's ability to continue as a going concern, including all significant conditions and events, mitigating factors and the Company's plans. The Company also has the intent and ability to take actions necessary to continue as a going concern. We have made available to you all relevant information on the Company's ability to continue as a going concern that could affect the financial statements, including the recoverability or classification of recorded assets or the amounts and classification of liabilities. Accordingly, the Company's financial statements are appropriately prepared on a going concern basis.

24. We assume responsibility for the findings of specialists in evaluating the outcome of claims and litigations against the Company, actuarial valuation of the Company's gratuity obligations, have adequately considered the qualifications of the specialists in determining the amounts and disclosures used in the financial statements and underlying accounting records. We did not give nor cause any instructions to be given to specialists with respect to the values or amounts derived in an attempt to bias their work, and we are not otherwise aware of any matters that have had an impact on the

objectivity of the specialists. However, no such valuations or disclosure were required in the financial statements for the current year.

25. We ensure that since the Company has been registered with the Securities and Exchange Commission as a securities broker dealer and is a member of the Financial Industry Regulatory Authority ("FINRA"), it has duly complied with applicable regulations.

26. The Company is also registered with Securities Investor Protection Corp ("SIPC") and ensures that all adjustments made in Schedule of Assessment and Payment (Form SIPC-7) were in accordance with applicable rules.

27. All registered representatives or independent contractors who were involved in securities business of the Company and all transactions executed with them were appropriately disclosed to you.

28. We hereby confirm that the Company did not appoint any third party for testing it's independent Anti-Money Laundering (AML) Compliance Program and has conducted AML test internally as required under the applicable FINRA rules. As of the date of this letter, the Company has not been able to engage with a firm to provide the audit.

29. The Company has adequately taken the required corrective actions for the deficiencies identified by FINRA in its routine cycle examination held in the year 2020.

EXEMPTION PROVISIONS

30. We acknowledge that it is management's responsibility for compliance with the identified exemption provision throughout the fiscal year and for the assertions made in the exemption report;

31. We have made available to you all records and other information relevant to the Company's assertions including all communications from regulatory agencies, internal auditors, other who perform an equivalent function, compliance functions and other auditors concerning possible exceptions to the exemption provision received through the date of the review report; and

32. Subsequent to the period addressed in the Company's assertions, there were no known events or other factors that might significantly affect the Company's compliance with the identified exemption provision

AGREED UPON PROCEDURES

33. We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with the Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

34. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instruction of the General Assessment Reconciliation (Form SIPC-7).

35. We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e) (4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

36. As of December 31, 2020, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC-7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules.

37. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

38. We have disclosed to you all known non-compliance with the applicable instructions of the general Assessment Reconciliation (Form SIPC-7), including non-compliance occurring after December 31, 2020.

39. We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

40. All the pertinent rights and privileges of the Company's outstanding equity securities have been properly disclosed. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible non-compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) including communications received between December 31, 2020 and the date of this letter.

41. No events have occurred subsequent to December 31, 2020 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation.

42. Our report is intended solely for the information and use of Coit Capital Securities, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

CASH

43. All cash and bank accounts and all other properties and assets of the Company of which we are aware are included in the financial statements at December 31, 2020.

44. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances, line of credit or similar arrangements have been properly disclosed.

DEBT

45. No guarantee has been issued by the Company or on its behalf by others

46. The Company has no such off-balance sheet commitments, borrowings and obligations.

MEMBERS CAPITAL

47. As of December 31, 2020 Company's member's capital stands at $152,855.

48. During the year, the Company had a withdrawal of $73,021 and made no contributions to the capital.

49. There were no transactions that occurred after the balance sheet, but before the date of this letter, apart from those disclosed above that would have materially changed the member's capital at the end of the year if the transaction had occurred prior to the end of the year.

BUSINESS COMBINATIONS

50. No business combinations have been consummated subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements, except as disclosed in the financial statements.

LEASES

51. The Company has not executed any lease contract during the year

PENSION / POST-RETIREMENT BENEFIT OBLIGATION AND ACTUAL SERVICES

52. The Company has no leave encashment obligation.

SEGMENT REPORTING

53. Management has evaluated the requirements of FASB Statement No. 131, *Disclosures about Segments of an Enterprise and Related Information* (FAS 131), and has determined that the Company has no reportable segments. Disclosures made in the financial statements are made accordingly.

STOCK BASED COMPENSATION (FAS 123(R))

54. The Company has no stock based compensation plan.

TAXES

55. The Company is a single member limited liability company and is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements.

56. The Company has adequately assessed and paid applicable state tax of $800.

57. The Company had no significant income tax uncertainties of which we are aware. We have also provided you with access to all opinions and analyses that relate to positions we have taken in regard to significant income tax matters.

REVENUE

58. The Company has recognized a revenue of $10,000 from Spectre Cargo Solutions, LLC against the unearned revenue carried forward from previous year since the contract was terminated and no remaining obligations to transfer the services were required to be made.

59. We have reviewed the criteria for revenue recognition included in ASC 606, namely, evidence of arrangement; delivery, fixed price and collectability are recognizing revenue in accordance with ASC 606.

60. We have fully disclosed to you all sales terms (whether written or oral).

61. The Company has fully disclosed to you separate arrangements with the same entity or related parties that are entered into at or near the same time. However, there were no significant revenue arrangements involving multiple deliverables that are within the scope of EITF 00-21.

LITIGATIONS

62. The Company has disclosed its ongoing litigation to you as stated in Note 5 on Legal Proceedings of notes to accounts accompanying the financial statements.

63. In addition to it ,During 2020 Credit Suisse and Christina Trust filed motions for Summary Judgement and after a hearing the Superior Court granted the motions released both entities from most of the Company's claims. The Superior Court denied the motions with respect to Turban Asset Holdings. The Company has not determined whether to appeal the rulings.

64. The Company has entered into settlement discussions with the defendants in the litigation but as of December 31, 2020 a settlement agreement was not reached.

RELATED PARTY

65. As of December 31, 2020, the Company is liable to pay an amount of $53,518 to its registered representatives which include commissions of $50,000 and reimbursement expense of $3,518.

66. During the year, the Company has paid $2,114, a health insurance premium for its related party.

67. We understand the term "related party" to include those entities described in Statement on Auditing Standards No. 45 and confirm that all related party transactions have been disclosed to you.

NET CAPITAL & RESERVE REQUIREMENT

68. The Company has followed rule 15c3-1 of Security and Exchange Commission, USA (SEC) which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The calculated minimum capital for the year ending December 31, 2020 is $5000 and available net capital is $150,303 with excess capital of $145,303. The Company's ratio of aggregate indebtedness to net capital was 0.3786 to 1.

69. The Company did not claim an exemption from 17 C.F.R 240.15c3-3 in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. The Company does not fit one of the exemptive provisions. The Company receives fees for Mergers and acquisitions advisory services and private placements of securities as an agent and it does not hold customer funds or securities.

70. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year ending December 31, 2020 without exception; and

71. There were no exceptions during the most recent fiscal year in meeting the exemption provisions in 17 C.F.R 240.15c3-3.

SUBSEQUENT EVENTS

72. To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements, except as disclosed in the financial statements.

Yours faithfully,

Stephen Nasser
Managing Director
I have read and understood the terms and conditions of this letter and I agree to and accept them.

March 01, 2021

Duly authorized for and on behalf of Coit Capital Securities, LLC